Exhibit H

                              Georgia Power Company
                         Proposed Notice of Proceedings
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         Georgia Power Company ("Georgia Power"), a wholly-owned subsidiary of
The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration (the "Application") under Sections 9(a) and 12(d) of the Act and Rules 44 and 23 thereunder. Georgia Power is sometimes hereinafter referred to as the "Applicant."

         Georgia Power seeks authorization to convey to Georgia Transmission Corporation ("GTC") all of Georgia Power's right, title and interest in and to the real and personal property, including engineering drawings, comprising up to 27 of Georgia Power's distribution and transmission substation facilities (the "Georgia Power Substation Facilities"), in exchange for all of GTC's right, title and interest in and to the real and personal property comprising up to 4 of GTC's distribution and transmission substation facilities (the "GTC Substation Facilities"). The estimated exchange value of Georgia Power's Substation Facilities and the GTC Substation Facilities are equal to the original book cost of the facilities, including land, incurred through the date of closing. GTC will also pay an additional amount to insure that Georgia Power does not incur any after-tax loss on the exchange. A payment to equalize the value of the Georgia Power Substation Facilities and the GTC Substation Facilities will be paid by GTC to Georgia Power at the closing.

         Currently, the Georgia Power Facilities primarily serve GTC's load and vice versa. This exchange will realign Georgia Power and GTC's interests so that Georgia Power and GTC are responsible for the operation and maintenance payments for facilities which serve their respective loads. The 27 substations being sold by Georgia Power represent less than 1% of Georgia power's total substation facilities (based on original cost). To the extent that the facilities to be exchanged are currently part of the integrated transmission system operated by Georgia Power and GTC, they will remain a part of such integrated transmission system and thus will remain available for the use of Georgia Power and GTC without charge in accordance with the provisions of the Revised and Restated Integrated Transmission System Agreement, dated as of November 12, 1990, between Georgia Power and GTC as assignee of Oglethorpe Power Corporation (An Electric Membership Corporation).

         The closing for the proposed exchange is scheduled to take place at the later of May 1, 1999 or as soon as all requisite regulatory approvals have been obtained; however, Georgia Power is requesting authority to consummate the transaction on or before December 31, 1999. The closing is subject to Georgia Power's receiving the requisite approval of the Commission.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.